FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of February, 2004
                 ----------------

Commission File Number  0-29382
                       ---------

                          Minefinders Corporation Ltd.
                     --------------------------------------
                 (Translation of registrant's name into English)

     Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada
  ----------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F           Form 40-F X
                                                          ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No  X
                                           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                               Vancouver, B.C. V6E 2K3
                                               Tel. (604) 687-6263
Listed on the TSE symbol: MFL                  Fax (604) 687-6267
Traded on AMEX symbol: MFN                     website: www.minefinders.com
--------------------------------------------------------------------------------


                             N E W S   R E L E A S E
                                                              February 27,  2004

MINEFINDERS STRENGTHENS MANAGEMENT TEAM IN MEXICO

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSX:
MFL / AMEX: MFN), Mark H. Bailey, President and CEO, is pleased to announce the appointment of Mr. Luis Escudero, P.Eng. to the Company's management team working to bring the Dolores gold and silver deposit, located in Chihuahua, Mexico, to production.

Mr. Escudero is a highly regarded professional within the mining industry and governmental agencies of Mexico, with more than 40 years of experience in the management of operating mines and including the last 10 years, until his retirement in January of 2004, as the Director General of mines for the Secretaria de Economia (formerly SECOFI) of the Federal Government in Mexico City. "His experience and in-depth knowledge of Mexican mining laws, permitting requirements, contract negotiations, industry contacts and government relations will prove invaluable in development of the Dolores gold and silver mine," said Mr. Bailey. More importantly, according to Mr. Bailey, is "Luis's outstanding personal reputation within the mining community of North America."

Mr Escudero has a Masters Degree in mining engineering and metallurgy with extensive experience in operating gold, copper and fluorite mines throughout Mexico. He spent more than 25 years in various capacities from general foreman for the mill to general director of the mine and plant operations for Minera San Francisco del Oro, Chihuahua.

Minefinders is a highly successful precious metals exploration company with a significant gold and silver deposit being developed on its Dolores property. Additionally the Company is continuing to advance its La Bolsa gold deposit and bring several new projects in Sonora Mexico to the drill stage. The Company has identified more than 3.5 million ounces of gold and 160 million ounces of silver resource in Mexico since 1996 and is continuing to seek new discoveries.

On Behalf of the Board of Directors
MINEFINDERS CORPORATION LTD.
"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

--------------------------------------------------------------------------------

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  Minefinders Corporation Ltd.
                                                  (Registrant)

Date     February 27, 2004                 By:    /S/ "Mark H. Bailey"
         ------------------                       ------------------------------
                                                  (Print) Name: Mark H. Bailey
                                                  Title: President and Director